Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Via Renewables, Inc. for the registration of common stock, preferred stock, depositary shares, warrants and units and to the incorporation by reference therein of our reports dated March 3, 2022 with respect to the consolidated financial statements of Via Renewables, Inc., and the effectiveness of internal control over financial reporting of Via Renewables, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Houston, Texas
August 5, 2022

#56043079v5{N3848547.2}